UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 15, 2019, Mr. Bin Liu resigned from his position as Chief Executive Officer and Director of ChinaCache International Holdings Ltd. (the “Company”). On that same date, the Company's Board of Directors appointed Mr. Xiaoqiang Wei as the Company’s Chief Executive Officer. Mr. Xiaoqiang Wei joined the Company in 2005 and served as the Company's Vice President in charge of procurement and basic operations prior to his appointment as the Company’s Chief Executive Officer. Mr. Xiaoqiang Wei received a master's degree from Tianjin University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2019	ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
Xiaoqiang Wei
Chief Executive Officer